SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________________

Form 11-K

___________________________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2014

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _______________ to _____________

Commission file number: 0-19599

World Acceptance Corporation
Retirement Savings Plan
108 Frederick Street
Greenville, South Carolina 29607
(Full title of the plan and the address of the plan)

World Acceptance Corporation

108 Frederick Street
Greenville, South Carolina 29607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

(a)
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Reports of Independent Registered Public Accounting Firms

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2014 and 2013
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2014
Notes to Financial Statements

Supplemental Schedule:
Schedule of Assets (Held at End of Year), December 31, 2014

(b) The following Exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit 23 - Consents of Independent Registered Public Accounting Firms

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Financial Statements and Schedule
December 31, 2014 and 2013
(With Reports of Independent Registered Public Accounting Firms Thereon)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Table of Contents
Page

Reports of Independent Registered Public Accounting Firms	2
Financial Statements:
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	5
Supplemental Schedule:
Schedule I - Schedule H, Line 4i - Schedule of Assets (Held at End of Year December 31, 2014)	14
Signatures	15
Exhibit Index	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Trustee
World Acceptance Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of World Acceptance Corporation Retirement Savings Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2013, was audited by other auditors whose report, dated June 30, 2014, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ McGladrey

Greensboro, North Carolina
June 23, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
World Acceptance Corporation Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of World Acceptance Corporation Retirement Savings Plan (the Plan) as of December 31, 2013. The financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the World Acceptance Corporation Retirement Savings Plan as of December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Greenville, South Carolina
June 30, 2014

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value
Money market funds	$63,009	$106,731
Pooled separate accounts	35,580,357	33,379,858
Common stock	1,963,688	2,286,270
Stable asset fund	11,802,919	11,710,734
Total investments	49,409,973	47,483,593

Receivables
Notes receivable from participants	2,864,630	2,484,304
Participants' contributions	285	361
Total receivables	2,864,915	2,484,665
Total assets	52,274,888	49,968,258
Liabilities:
Refund payable for excess contributions	43,405	51,716
Total payables	43,405	51,716
Net assets available for benefits, before adjustment	52,231,483	49,916,542
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(184,619)	(338,881)
Net assets available for benefits	$52,046,864	$49,577,661

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014
2014
Additions:
Investment income:
Net appreciation in fair value of investments	$2,151,917
Interest	214,075
Total investment income	2,365,992

Interest income on notes receivable from participants	83,395

Contributions:
Employer	1,463,581
Employee	3,594,638
Rollovers	61,842
Total contributions	5,120,061
Total additions	7,569,448

Deductions from net assets attributed to:
Benefits paid to participants	5,045,161
Administrative expenses	55,084
Total deductions	5,100,245

Net increase in net assets	2,469,203
Net assets available for benefits at beginning of year	49,577,661
Net assets available for benefits at end of year	$52,046,864

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(1) Description of Plan
The following description of the World Acceptance Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.
(a)General
The Plan, which was formed in February 1993, is a defined-contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). On January 1 and July 1 of each year, employees of World Acceptance Corporation (the Plan Sponsor or Employer), who meet certain eligibility requirements, may elect to become participants in the Plan. Reliance Trust Company (“Reliance”) is the Plan’s trustee. However, Reliance is only the custodian of the World Acceptance Corporation Common Stock ("World Common Stock") and money market fund. The Standard Insurance Company (“Standard”) is the custodian of all other Plan assets. In December 2009, the Plan was amended to comply with the Heroes Earnings Assistance and Relief Act of 2008 ("HEART ACT") and the Worker, Retiree, and Employer Act of 2008 ("WRERA").
(b)Administrative Costs
Substantially all administrative costs of the Plan are paid by the Plan.
(c)Contributions
The Plan provides for participant contributions on a pretax compensation reduction basis. Participants may elect to contribute to the Plan by deferring up to 100% of annual compensation up to specified maximum amounts. The Plan Sponsor matches specified percentages of employee contributions, as determined by the Employer’s board of directors. The Employer discretionary percentage for 2014 was 50% of the employee’s contributions, up to a maximum of 6% of compensation. The Plan Sponsor may also contribute a discretionary non-elective Employer contribution as determined annually by the board of directors.
Effective October 1, 2012 the plan was amended to allow participants to make contributions on an after tax basis, "Roth-type".
(d)Participant Accounts
Each participant’s account is credited with the participant’s contribution and the Employer’s matching contribution. Discretionary Employer contributions are allocated to individual participant accounts based on the proportion of each participant’s annual compensation, as defined by the Plan, compared to the total annual compensation of all participants. Investment income and administrative expenses are allocated to the individual participant accounts based on the proportion of each participant’s account balance compared to the total balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(e)Vesting
Participants are immediately vested in their voluntary contribution plus earnings thereon. Vesting of Employer contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, according to the following schedule:

Years of service	Percent of non-forfeitable interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
more than 6	100%
Notwithstanding the aforementioned, upon reaching normal retirement age or upon death or disability, participants become 100% vested.
(f)Investment Options
A participant may direct employee contributions in 1% increments in a variety of investment options. Participants may make changes in their investment elections at any time. Participants may change their deferral percentage as of each payroll period.
(g)Notes Receivable from Participants
The Plan allows participants to borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as deductions from participant accounts and accounted for separately. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest that is commensurate with local prevailing rates as determined quarterly by the Plan administrator. As of December 31, 2014, interest rates ranged from 3.25% to 5.00% on participant loans and mature through 2024. Principal and interest are paid through payroll deduction.
(h)Payment of Benefits
Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, financial hardship (as defined by the plan), at age 59.5 while still employed, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is lump-sum distribution, substantially equal installments or partial withdrawals, provided the minimum withdrawal is $1,000.
(i)Forfeitures
Forfeitures are used to reduce employer contributions to the Plan. Forfeitures used as a reduction of employer contributions were $70,260 in 2014.
(2)Summary of Significant Accounting Policies
(a)Basis of Presentation
The financial statements have been prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(b)Investments
At December 31, 2014 and 2013, the Plan’s investments included money market funds, pooled separate accounts, World Common Stock and the Stable Asset Fund II. Pooled separate accounts and World Common Stock are stated at net asset value based principally on quoted market prices. The Stable Asset Fund represents a deposit administration contract. See Note 6 “Deposit Administration Contract” for a further description of this contract. Money market funds are stated at net asset value. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation includes the gains and losses on investments bought and sold as well as held during the year.
As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946-210, investment contracts held by a defined contribution plan are required to be reported at fair value with an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value.
(c)Participant Loans Receivable
Participant loans are carried at their unpaid principal balance.
(d)Contributions
Contributions from Plan participants and the matching contributions from the Plan Sponsor are recorded in the year in which the participant contributions are withheld from amounts paid. All participant and employer contributions are participant-directed
(e)Refund Payable for Excess Contributions
Amounts payable to participants in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. Refunds payable to participants at December 31, 2014 and 2013 were $43,405 and $51,716, respectively. These refunds were due to excess contributions, which were refunded to participants in 2015 for the year ended December 31, 2014 and in 2014 for the year ended December 31, 2013.
(f) Payment of Benefits
Benefits are recorded when paid. On termination of service, a participant will become eligible to receive a lump-sum amount equal to the value of his or her vested account balance.
(g)Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(h)Investment Risk
The Plan provides for various pooled separate account investment options in stocks, bonds and fixed income securities, as well as direct common stock investments and a deposit administration contract. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(i)Reclassifications
Certain 2013 amounts have been reclassified to conform to 2014 presentation. There were no changes to net assets available for benefits or net increase in net assets as a result of the reclassifications.
(j)Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), Fair Value Measurement (Topic 820). ASU No. 2015-07 requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2 of the fair value hierarchy. In addition, the ASU impacts reporting entities that measure an investment’s fair value using the net asset value per share (or an equivalent) practical expedient. The amendments in ASU No. 2015-07 eliminate the requirement to classify such investments within the fair value hierarchy. In addition, the requirement to make specific disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed. Instead, such disclosures are limited to investments that the entity has decided to measure using the practical expedient. The new guidance is effective for public entities reporting periods beginning after December 15, 2015. The adoption will not have a material effect on the Plan's statements of net assets available for benefits or statement of changes in net assets available for benefits. Plan management is assessing the impact on the disclosures in the financial statements.

(3)Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
(4)Tax Status
The Plan has adopted a prototype plan and obtained an opinion letter dated March 31, 2008, which states that the form of the plan identified as a prototype non-standardized profit sharing plan with CODA is acceptable under Section 401 of the Internal Revenue Code (the "Code") for use by employers for the benefit of their employees. The Plan has been amended since adopting the prototype plan, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and believes that the Plan continues to qualify and to operate as designed.
United States generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(5)Investments and Net Appreciation in Fair Value of Investments
The following presents individual investments at fair value that represent 5% or more of the Plan’s net assets at December 31:

	2014	2013

Stable Asset Fund II	$11,802,919	11,710,734
Pooled separate accounts
Vanguard Extended Market Index Admiral	5,716,726	*
Vanguard Extended Market Index Signal	*	5,514,342
Vanguard Morgan Growth Admiral	5,072,181	4,758,945
MainStay MAP I	4,885,658	4,495,271
T. Rowe Price Mid-Cap Growth	4,021,099	3,550,763
Harbor International Institutional	3,597,125	3,720,823
T. Rowe Price Equity Income	3,004,978	2,812,853
* Balance did not meet the 5% threshold for this period.

During the year ended December 31, 2014 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,151,917 as follows:

2014

Pooled separate accounts	$1,922,079
Common stock	229,838
Net appreciation in fair value of investments	$2,151,917

(6)Deposit Administration Contract
The Stable Asset Fund II represents a deposit administration contract ("Contract") entered into by the Plan with the Plan’s Recordkeeper, Standard. Standard maintains the contributions in an unallocated fund, whose assets are invested with other assets in the general account of Standard. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses by Standard. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the Contract, plus earnings, less withdrawals and administrative expenses. There are no reserves against contract value for the credit risk of Contract issuer or otherwise.
The contract crediting rate is established at the end of each quarter and is guaranteed for five years. The effective annual crediting rate and yield for the Contract was approximately 1.86% for the year ended December 31, 2014 and 2.10% for the year ended December 31, 2013.
There were no events that limited the ability of the Plan to withdraw contract value or otherwise transact at contract value with Standard as the contract issuer. Participant directed transfers can only be made on the first date of each calendar quarter, and are limited to 5% of the participant's balance. Standard may defer any withdrawal request for 30 days after receipt of written notice of the withdrawal request, and may defer honoring any withdrawal request for any reasonable period if, due to the closing or other disruption of financial markets or exchanges, Standard is unable to prudently liquidate assets necessary to satisfy the request. A delay caused by market disruption is improbable of occurring. Standard may terminate the contract with 30 days advance written notice to the contract owner.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(7)Related Party Transactions
Certain Plan assets are units of pooled separate accounts and deposit administration contracts managed by Standard. Standard is the Recordkeeper as defined by the Plan, and, therefore, these investment transactions qualify as party-in-interest transactions. The Recordkeeper receives investment and administrative fees as a result of these activities. Interest income of $214,075 was credited to the Plan in 2014. The Plan assets also include shares of World Common Stock. World Acceptance Corporation is the Plan Sponsor; therefore, these investment transactions qualify as party-in-interest transactions. Investment in World Common Stock is participant directed.
(8)Fair Value
FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
◦Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
◦Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in market that are less active.
◦Level 3 – Unobservable inputs for assets or liabilities reflecting the reporting entity’s own assumptions.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013:

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Money market funds	$63,009	$—	$—	$63,009
Pooled separate accounts
Bond	—	1,141,175	—	—
Large Cap	—	14,175,705	—	—
Small/Mid Cap	—	15,415,398	—	—
International Stock	—	4,058,040	—	—
Other	—	790,039	—	—
Total pooled separate accounts	—	35,580,357	—	35,580,357
Common stock	1,963,688	—	—	1,963,688
Stable asset fund II	—	—	11,802,919	11,802,919
Total investments - fair value	$2,026,697	$35,580,357	$11,802,919	$49,409,973

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Money market funds	$106,731	$—	$—	$106,731
Pooled separate accounts
Bond	—	1,231,473	—	—
Large Cap	—	13,014,336	—	—
Small/Mid Cap	—	14,366,677	—	—
International Stock	—	4,189,189	—	—
Other	—	578,183	—	—
Total pooled separate accounts	—	33,379,858	—	33,379,858
Common stock	2,286,270	—	—	2,286,270
Stable asset fund II	—	—	11,710,734	11,710,734
Total investments - fair value	$2,393,001	$33,379,858	$11,710,734	$47,483,593

The following tables set forth additional disclosures of the Plan's investments whose fair value is estimated using net asset value per share as of December 31, 2014 and 2013:

	December 31, 2014
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period

Pooled separate accounts
Bond (a)	$1,141,175	$—	Immediate	None
Large Cap (b)	14,175,705	—	Immediate	None
Small/Mid Cap (c)	15,415,398	—	Immediate	None
International Stock (d)	4,058,040	—	Immediate	None
Other (e)	790,039	—	Immediate	None
Total	$35,580,357	$—

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

	December 31, 2013
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period

Pooled separate accounts
Bond (a)	$1,231,473	$—	Immediate	None
Large Cap (b)	13,014,336	—	Immediate	None
Small/Mid Cap (c)	14,366,677	—	Immediate	None
International Stock (d)	4,189,189	—	Immediate	None
Other (e)	578,183	—	Immediate	None
Total	$33,379,858	$—
(a)    The pooled separate accounts in this category include funds that invest primarily in a diversified portfolio of fixed income instruments, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. The funds may also invest in non-U.S. dollar-denominated securities and may invest without limit in U.S. dollar-denominated securities of foreign issuers.
(b)    The pooled separate accounts in this category primarily include funds that invest primarily in equity securities of U.S. companies with large market capitalization. Selected funds within this category may also invest in stocks of foreign companies and convertible debt securities.
(c)    The pooled separate accounts in this category include funds that invest primarily in U.S. equity securities of companies with small to mid-size market capitalization. Selected funds within this category may also invest in stocks of foreign companies and derivatives, such as futures contracts and options on futures contracts for U.S. equity securities and indices.
(d)    The pooled separate accounts in this category include funds that invest primarily in common stocks of U.S. and non-U.S. companies with large market capitalization. Investments are normally diversified across different countries and regions of the world.
(e)    The pooled separate accounts in this category include funds that invest primarily in dividend-paying and, to a lesser extent, non-dividend-paying common stocks of established large companies. Selected funds within this category may also invest in fixed-income securities including investment-grade corporate bonds, U.S. Treasury and government agency bonds, and mortgage-backed securities.

The following tables present a roll-forward of the fair value of Level 3 (significant unobservable inputs) assets and liabilities for the year ended December 31, 2014:

December 31, 2014
Stable Asset Fund II
Beginning balance	$11,710,734
Total gains and losses:
Interest	214,075
Change in fair value adjustment	(154,262)
Purchases, issuances, sales and settlements:
Purchases	2,798,702
Sales	(2,766,330)
Ending balance	$11,802,919
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013, except for the stable asset fund described below.
Money market funds: Stated at net asset value, which the Plan considers a practical expedient to fair value.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Pooled separate accounts: Valued at the net asset value based principally on unit prices by the Recordkeeper based on the quoted market price of the underlying investments.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Stable asset fund: In 2014 the Plan’s investment in the stable asset fund is stated at fair value based on a market value adjustment applied to contract value. The stable asset fund is composed of various sub-contracts or “cells,” each of which carry a distinct term, interest rate, and balance. The market value adjustment is calculated utilizing a discounted cash flow method that is applied to the individual cells and then aggregated. Inputs for the discounted cash flow calculation include an interest rate equal to the combined cell and enhancement interest rates, a discount rate equal to the US treasury risk-free rate corresponding to the weighted average life of the Plan’s cells in aggregate, and a lump sum equal to the each cell’s balance at the reporting date.
In 2013 the market value adjustment calculated to state the investment in the stable asset fund at fair value was estimated by applying the fair-value-to-book-value ratio of the Standard's liability for "Total other policyholder's funds, investment type contracts" to the stable asset fund contract value, as the Plan's contract is included with similar investment type contracts. The fair value of the Standard's liability "Total other policyholder's funds, investment type contracts" is calculated using the income approach in conjunction with the cost of capital method. The parameters used for discounting were estimated using the perspective of market participants for contracts under consideration. The plan changed its stable asset fund fair value estimation methodology to a discounted cash flow approach in 2014 based on the belief that the discounted cash flow approach yields, and will continue to yield, a more precise estimation of fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(9) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$52,046,864	$49,577,661
Add: Adjustment to fair value for fully benefit-responsive investments contracts	184,619	338,881
Net assets available for benefits per Form 5500	$52,231,483	$49,916,542
The following is a reconciliation of the net increase in net assets per the financial statements to net income per Form 5500 for the year ended December 31, 2014:

2014
Net increase in net assets available for benefits per financial statements	$2,469,203
Change in adjustment to fair value for fully benefit-responsive investment contracts	(154,262)
Net income per Form 5500	$2,314,941
(10)Subsequent Events
The Plan performed an evaluation of subsequent events through the date these financial statements were issued and determined that no events required disclosure.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)	(e)
Party in-interest	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Money Market Funds:
	Fidelity	Fidelity Institutional Money Market	**	$63,009

	Pooled Separate Accounts:
*	Standard Insurance Company	Separate Account A MainStay MAP I	**	4,885,658
*	Standard Insurance Company	Separate Account A Harbor Bond Instl	**	1,141,175
*	Standard Insurance Company	Separate Account A Goldman Sachs Mid-Cap Value Instl	**	2,093,015
*	Standard Insurance Company	Separate Account A Vanguard Morgan Growth Adml	**	5,072,181
*	Standard Insurance Company	Separate Account A Vanguard Extd Mkt Idx Adml	**	5,716,726
*	Standard Insurance Company	Separate Account A T. Rowe Price Mid-Cap Growth	**	4,021,099
*	Standard Insurance Company	Separate Account A T. Rowe Price Equity Income	**	3,004,978
*	Standard Insurance Company	Separate Account A Vanguard Wellington Admiral	**	790,039
*	Standard Insurance Company	Separate Account A Oppenheimer Global Y	**	460,915
*	Standard Insurance Company	Separate Account A Harbor International Instl	**	3,597,125
*	Standard Insurance Company	Separate Account A T. Rowe Price New Horizons	**	540,114
*	Standard Insurance Company	Separate Account A DFA US Targeted Value I	**	2,558,822
*	Standard Insurance Company	Separate Account A Vanguard 500 Index Adml	**	1,212,888
*	Standard Insurance Company	Separate Account A DFA US Small Cap I	**	485,622

*	Participant Loans	Interest rates from 3.25% to 5.00% and maturity dates through July 15, 2024***	**	2,864,630

	Common Stock:
*	World Acceptance Corporation	Common stock, no par value (quoted at fair value)	**	1,963,688

	Deposit Administration Contract:
*	Standard Insurance Company	Stable Asset Fund II	**	11,802,919

		Total		$52,274,603

*	Indicates party-in-interest to the Plan
**	Cost information has not been included in column (d) because all investments are participant-directed
***	The accompanying financial statements classify participant loans as notes receivable from participants

See accompanying report of independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the World Acceptance Corporation Retirement Savings Plan Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

	By:	World Acceptance Corporation Retirement
Date:	June 23, 2015	Savings Plan Advisory Committee

/s/ A.A. McLean, III
A.A. McLean III Chairman and Chief Executive Officer

By:	/s/ John L. Calmes Jr.
John L. Calmes Jr. Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document
23.1	Consent of McGladrey LLP
23.2	Consent of KPMG LLP